DT Cloud Star Acquisition Corporation

July 22, 2024

Via EDGAR

Mr. William Demarest

Ms. Jennifer Monick

Mr. Kibum Park

Ms. Brigitte Lippmann

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	DT Cloud Star Acquisition Corporation (CIK No. 0002017950)
Registration Statement on Form S-1 (Registration No. 333-278982)

Dear Mr. Demarest, Ms. Monick, Mr. Park and Ms. Lippmann,

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, DT Cloud Star Acquisition Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-1, as amended (the “S-1 Registration Statement”), be accelerated to, and that the S-1 Registration Statement become effective at, 4:30 p.m., Eastern Time on July 24, 2024 or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the S-1 Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Commission today.

[Signature page follows]

Very truly yours,

DT Cloud Star Acquisition Corporation

By:	/s/ Bian Fan
Name:	Bian Fan
Title:	Chairperson and Chief Executive Officer